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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K	OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response: 6.00
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of August, 2003
Commission File Number
Leitch Technology Corporation (Translation of registrant's name into English)
150 Ferrand Drive, Suite 700, Toronto, Ontario, M3C 3E5, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No.	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEITCH TECHNOLOGY CORPORATION (Registrant)
Date August 13, 2003	By:	/s/ SALIL MUNJAL
Name: Salil Munjal Title: Chief Operating Officer

* Print the name and title of the signing officer under his signature.

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
99.1	Management's Discussion & Analysis

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EXHIBIT LIST